UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CNPJ/MF n.º 02.558.134/0001-58

NIRE 33 3 0026253 9

Public Company

Minutes of the Ordinary and Extraordinary General Shareholders’ Meeting of Tele Norte Leste Participações S.A., held on April 4, 2008, drawed up in summary form pursuant to Section 14, 1st paragraph, of the Bylaws:

1.	Date, time and place: April 4, 2008, at 5:30 p.m., at the Company’s headquarters at Rua Humberto de Campos, 425, 8th floor – Leblon, city of Rio de Janeiro, state of Rio de Janeiro.

2.	Agenda: At the Ordinary General Shareholders’ Meeting: (i) To receive the accounts rendered by the Company’s Officers and to examine, discuss and vote on the Annual Report and the Financial Statements regarding the fiscal year ended on December 31, 2007, attached with the independent auditor’s report; (ii) To approve the destination of the net profit of the 2007 fiscal year, the distribution of dividends, including the amount of Interest on Own Capital declared during the fiscal year of 2007, the payment of profit sharing to the employees in accordance with Section 41 of the Company’s bylaws, and the Capital Budget; (iii) To elect members for the Board of Directors, to complement the term of office, in accordance of Section 159 of Law No. 6,404/76; (iv) To elect the members of the statutory Audit Committee and their substitutes; and (v) To determine the Company’s Officers and members of the statutory Audit Committee’s compensation. At the Extraordinary General Sharehoders’ Meeting: (i) To analyze the proposition of book appropriation of IOC’s, in the amount of up to R$ 700,000,000.00 (seven hundred million reais), for the 2008 fiscal year.

3.	Call to meeting: Notice published at the “Diário Oficial do Estado do Rio de Janeiro”, part V, in the editions of 3/20/2008 and 3/24/2008, on page 34, 3/25/2008, on page 110 and 3/26/2008, on page 60, and at the “Valor Econômico - Edição Nacional”, in the editions of 3/20/2008, on page A6, 3/24/2008, on page A4 and 3/25/2008, on page B9, in accordance with Section 133, of Law No. 6,404/76.

4.	Attendance: Shareholders representing 67.49% of the Company’s voting capital stock and 11.82% of the non-voting preferred shares, as per the registries and signatures of the Shareholders Meetings Attendance Book. Also present at the meeting Mr. José Luis Magalhães Salazar, Chief Financial and Investors Relations Officer, Mr. Marco Schroeder, Controller’s Officer, and the representatives of the Audit Committee, Mr. Pedro Wagner Pereira Coelho and Fernando Linhares, the representative of BDO Trevisan Auditores Independentes, Mr. José Luiz de Souza Gurgel, and the representative of PricewaterhouseCoopers Auditores Independentes, Mrs. Estela Vieira.

1	TELE NORTE LESTE PARTICIPAÇÕES S.A.
Ordinary and Extraordinary General Shareholders’ Meeting held on April 4, 2008

5.	Chairman and Secretary of the Meeting: Chairman, Mr. Leandro Luiz Zancan and Secretary of the Meeting, Mrs. Georgeane Fukumura.

6.	Resolutions: Shareholders representing more than 67% of the Company’s voting capital stock present at the Meeting adopted the following resolutions:

At the ORDINARY GENERAL SHAREHOLDERS’S MEETING:

6.1.	To approve, by unanimous vote of the shareholders present at the Meeting, without any restrictions or disclaimers, the Management’s Annual Report, the Balance Sheet and the other Financial Statements, as well as the Independent Auditors’ report and the Audit Committee’s report, all of them correspondent to the fiscal year ended on December 31, 2007.

Such documents were made available to the shareholders at the Company’s headquarters, in the terms of the “Notice to the Shareholders” published at the Diário Oficial do Estado do Rio de Janeiro, part V, in the editions of 2/29/2008, (page 48), 3/3/2008, (page 24) and 3/4/2008, (page 92), and at Jornal Valor Econômico – Edição Nacional, in the editions of 2/29/2008, (page C10), 3/3/2008, (page C8) and 3/4/2008, (page A20), and fully published in the editions of 3/4/2008 of the Diário Oficial do Estado do Rio de Janeiro, part V, from page 46 to 65, and of Jornal Valor Econômico – Edição Nacional, from page A27 to A35, in accordance with Section 133, of Law No. 6,404/76.

6.2.

The Chairman received a proposition from the controlling shareholder, Telemar Participações S.A. (“Telemar Part.”), proposing that part of the Company’s net profit which was not allocated to the formation of Legal Reserve and to the payment of dividends, including Interest on Own Capital (IOC’s), be partially allocated to increase the Company’s capital stock and the outstanding balance to form reserve of profit for future investments, registering that the Company’s net profit substantially comes from the application of the method of equity accounting over the results of its controlled company Telemar Norte Leste S.A. (“Telemar”), which proposition of allocation of results entitles the Company to receive as dividends and IOC’s in the amount of R$ 1,090,031,944.15. After the discussions, for decision of the majority of the present at the Meeting, it was approved the following allocation to the net profit of the fiscal year ended on 12/31/2007, added of R$ 18,245,062.72 regarding to expired dividends and IOC’s (2003), in the total amount of R$ 2,314,981,814.50: (a) R$ 760,000,000.00 to the increase of the Company’s capital stock, without the issuance of new shares in the terms of item 6.8 below; (b) R$ 768,680,725.67 to the reserve of profit for future investments; (c) R$ 114,836,837.59 to form the legal reserve; (d) R$ 671,464,251.24 to distribute as dividends and to pay as IOCs, being R$ 80,016,283.98, as dividends to the Company’s shareholders holding capital stock interest on 4/4/2008, representing R$ 0.2094 per share, common and preferred, compensated from 1/1/2008 to 4/15/2008 (date of the start of payment), through

2	TELE NORTE LESTE PARTICIPAÇÕES S.A.
Ordinary and Extraordinary General Shareholders’ Meeting held on April 4, 2008 the application of the Referential Rate (RR), which value updated for today (4/4/2008) corresponds to the gross value of R$ 0.2098; and R$ 591,447,967.26, to pays as IOC’ imputed to the dividends, to the Company’s shareholders holding capital stock interest on 12/17/2007, representing R$ 1.5478 per share, in accordance with the “Notice to the Shareholders” published on 12/10/2007. It was registered that the values of the declared IOC’s, deduced from the withholding income tax, were adjusted by the CDI since the date of each filing and until 12/31/2007, and compensated by the Referential Rate – RR, since 1/1/2008 until 4/15/2008, date of the start of payment. It was also approved the payment of profit sharing for the employees and the Management, in view of the consolidated results of Telemar Norte Leste S.A. and its controlled companies, in the amount of up to R$ 88,438,559.53.

6.3.	To approve, from decision of the majority, the capital budget of the 2008 fiscal year, consolidated, in the total value of R$ 4,030,000,000.00 (four billion and thirty million reais).

6.4.	To ratify the election, from the decision of the majority, to complement the term of office, in accordance of Section 159 of Law No. 6,404/76, of the following member of the Board of Directors: 1) Mr. ÁLVARO AVELINO CARVALHO DOS SANTOS, Brazilian, married, business administrator, bearer of I.D. No. 5.198.663 SSP/SP, and enrolled at CPF/MF under No. 579.714.638-04, domiciled at Av. Atlântica, 1100 apto. 2001, Centro - Balneário Camboriu - SC, elected by the Board of Directors on 4/25/2007 in substitution to Mr. Sérgio Bernstein, who was at that time turned into and effective member; 2) Mr. CARLOS FRANCISCO RIBEIRO JEREISSATI, Brazilian, judicially separated, economist, bearer of I.D. No. 1.969.275/IFP-RJ, and enrolled at CPF/MF under No. 000.365.013-87, domiciled at Rua Chucri Zaidan n.º 920-16º andar, São Paulo/SP, elected by the Board of Directors on 5/30/2007 to be the substitute of Mr. Álvaro Avelino Carvalho dos Santos, and 3) Mr. RUBENS MÁRIO MARQUES DE FREITAS, Brazilian, married, mechanic engineering, bearer of I.D. No. 8.574.211 SSP/SP and enrolled at CPF/MF under No. 026.718.456-50, domiciled at Rua Fidencio Ramos nº 74, aptº 901 – São Paulo - SP, elected by the Board of Directors on 10/31/2007, to substitute Mr. Marcelo Cunha Ribeiro, as a substitute of Mr. Fábio Schvarstman, being registered the refrain of the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Fundação Petrobras de Seguridade Social – Petros.

It was cleared that the elected Directors do not incur in the prohibitions of Section 147 of Law No. 6,404/76, which could prevent them to execute the positions to which they were elected.

6.5.

To approve, from the decision of the majority, the election of the members of the Audit Committee to the fiscal year started on January 1st, 2008, with term of office until the date of the 2009 Ordinary General Shareholders’ Meeting, being elected the following members, effective and substitutes, in the terms of

3	TELE NORTE LESTE PARTICIPAÇÕES S.A.
Ordinary and Extraordinary General Shareholders’ Meeting held on April 4, 2008

Section 161, of Law No. 6,404/76: (1) as effective member Mr. Pedro Wagner Pereira Coelho, Brazilian, married, business administrator, bearer of I.D. No. 2.744.529, IFP/RJ, enrolled at CPF/MF under No. 258.318.957-34, with address at Av. Lúcio Costa nº 5.100, bloco 2, apto. 802, in the city of Rio de Janeiro, RJ, having as his substitute Mr. Ricardo Scalzo, Brazilian, married, physic, bearer of I.D. No. 2.533 933, IFP/RJ, enrolled at CPF/MF under No. 370.933 557-49, with address at Rua Jacques Felix, 96 ap 124R , Vila Nova Conceição, in the city of São Paulo – SP; (2) as effective member Mr. Sergio Bernstein, Brazilian, married, civil engineering, bearer of I.D. No. 5.850.726 SSP/SP, enrolled at CPF/MF under No. 007.296.208-91, with address at Rua Barão de Santa Eulália nº 231, apto 121 - Real Park - São Paulo/SP, having as his substitute Mr. Sidnei Nunes Brazilian, married, Business administrator, bearer of I.D. No. 11.581.938 SSP/SP and enrolled at CPF/MF under No. 011.355.928-37, with address at Rua Visconde de Taunay nº. 627 apto 31 - Edifício Boullonais, São Paulo – SP; (3) as effective member Mr. Allan Kardec de Melo Ferreira, Brazilian, married, lawyer, bearer of I.D. No. M-92.892, SSP-MG, enrolled at CPF/MF under No. 054.541.586-15, with address at Rua Oscar Versiani Caldeira nº 239, Mangabeiras, in the city of Belo Horizonte – MG, having as his substitute Mr. Dênis Kleber Gomide Leite, Brazilian, married, lawyer, Business administrator, bearer of I.D. No. M-559.801, SSP-MG, enrolled at CPF/MF under No. 125.011.406-30, with address at Rua Miranda Ribeiro nº 220 apt. 301, Vila Paris, in the city of Belo Horizonte – MG. (4) On a separate voting session, by the minority shareholders, with the indication of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, were elected: as effective member Mr. Pedro Julio Pinheiro, Brazilian, married, boarder, bearer of I.D. No. 3509833, SSP/SP, enrolled at CPF under No. 036418648-87, with address at Rua Washinton Luiz, 66, Suzano, SP, having as his substitute Mr. Dilson de Lima Ferreira Junior, Brazilian, married, business administrator, bearer of I.D. No. 032147340, Detran RJ, enrolled at CPF under No. 343.431.807-00, with address at Rua Mayrink Veiga, 4, 16º andar, Rio de Janeiro, RJ. (5) On a separate voting session, by the shareholders holding preferred shares, with the indication of Fundação Petrobrás de Seguridade Social – PETROS and Fundação Banco Central de Previdência Privada – CENTRUS, were elected: as effective member Mr. Ricardo Malavazi Martins, Brazilian, economist, bearer of I.D. No. 9.139.269-X, SSP-SP, enrolled at CPF under No. 082.620.858-41, with address at Rua do Ouvidor, 98, 9º andar, Centro, Rio de Janeiro (RJ), having as his substitute Mr. Marcelo Andreetto Perillo, Brazilian, married, business administrator, bearer of I.D. No. 05418550-9, Detran/RJ, enrolled at CPF/MF under No. 024.930.787-13, with address at Rua do Ouvidor, 98, 8º andar, Centro, Rio de Janeiro, RJ.

It was cleared during the election that none of the elected persons incur in legal prohibitions or restrictions to be eligible for the election.

6.6.	To approve, from the decision of the majority, the proposition of the Company’s majority shareholder, Telemar Participações S.A., to determine the

4	TELE NORTE LESTE PARTICIPAÇÕES S.A.
Ordinary and Extraordinary General Shareholders’ Meeting held on April 4, 2008 compensation of the management for the next fiscal year, as it follows: i) global annual amount to the Board of Directors in the value of up to R$ 2,242,800.00 (two million, two hundred forty-two thousand, eight hundred reais); ii) global annual amount to the Management in the value of up to R$ 4,485,600.00 (four million, four hundred eighty-five thousand, six hundred reais), excluding the eventual amount paid as benefits, representation verbs or profit sharing; and iii) global annual amount to the Audit Committee in accordance with the legal limit, in agree with section 162, 3rd paragraph, of Law No. 6,404/76, being the members of the Audit Committee reimbursed for incurred travel and transportation expenses, having such reimbursable expenses the same treatment, limit and criteria dispensed to the Company’s employees, in the terms of the “Travel Policy” in force.

At the EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING:

6.7.	To approve, by unanimous decision, the proposition of book appropriation of IOC’s, pursuant to section 9 of Law No. 9,249/95 as amended, through the year of 2008, based on the expected profit and the variation of TJLP over the Company’s net equity incurred in that period, in the value of up to R$ 700,000,000.00 (seven hundred million reais). It was cleared that the amount credited to the shareholders will be imputed to the dividends that shall be distributed regarding to the fiscal year ended on December 31, 2008.

6.8.	As a consequence of the resolution described on item 6.1 above, the shareholders approved, by decision of the majority, the increase of the Company’s capital stock in the amount of R$ 760,000,000.00, without the issuance of new shares, and the corresponding amendment to the caput of section 5 of the Company’s bylaws, as it follows:

“Section 5th: The subscribed capital stock, totally paid in, is of R$ 5,448,730,783.63 (five billion, four hundred forty-eight million, seven hundred thirty thousand, seven hundred eighty-three reais and sixty-three cents), represented by 391,835,195 (three hundred ninety-one million, eight hundred thirty-five thousand and, hundred ninety-five) shares, being 130,611,732 (one hundred thirty million, six hundred eleven thousand, seven hundred thirty-two) common shares and 261,223,463 (two hundred sixty one million, two hundred twenty-three thousand, four hundred sixty three) preferred shares, all of them nominative, without par value shares.”

It was registered the refrain of the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Fundação Petrobras de Seguridade Social – Petros and the private equities represented by Mr. Daniel Alves Ferreira.

7.

Closing of the Meeting: Nothing else discussed, these minutes were drawn up and, after having been read, approved and signed by shareholders representing the majority of the Company’s capital stock, complied with the refrains and the

5	TELE NORTE LESTE PARTICIPAÇÕES S.A.
Ordinary and Extraordinary General Shareholders’ Meeting held on April 4, 2008 vote declarations formally provided by the shareholders at the Meeting, which shall be filed at the Company’s headquarters, being authorized the publishing of these minutes without the signatures of the present shareholders, pursuant to section 130, 2nd paragraph, of Law No. 6,404/76.

I hereby certify that this document is an authentic copy of the minutes of the Company’s Book.

Rio de Janeiro, April 4, 2008.

Georgeane Andrea Oliveira Fukumura

Secretary of the Meeting

6	TELE NORTE LESTE PARTICIPAÇÕES S.A.
Ordinary and Extraordinary General Shareholders’ Meeting held on April 4, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Public Company

CNPJ/MF nº 02.558.134/0001-58

NIRE 33 3 0026253 9

NOTICE TO THE SHAREHOLDERS

Payment of Dividends and Interest on Own Capital

TELE NORTE LESTE PARTICIPAÇÕES S.A. communicate to the shareholders that the resolutions of the General Shareholders’ Meeting held in April 4th, 2008, approved the following: (a) distribution of dividends to the shareholders that held shares of the company on 4/4/2008, on the total gross amount of R$80.016.283,98 (eighty million, sixteen thousand, two hundred eighty three reais and ninety-eight cents); and (b) the confirmation of the payment of interest on own capital (“IOC’s”) imputed to the dividends on the total gross amount of R$591.447.967,26 (five hundred ninety-one million, four hundred forty-seven thousand, nine hundred sixty-seven reais and twenty-six cents), both to be paid as of 4/15/2008, through Banco do Brasil S.A., as it follows:

1. Value of the Dividends: It will be paid to the shareholders that held stock interest on 4/4/2008, dividends in the total gross amount of R$80.016.283,98 (eighty million, sixteen thousand, two hundred eighty three reais and ninety-eight cents), being R$0,2094 for each share, both preferred or common share, being the value of the dividends compensated as of 1/1/2008 and until 4/15/2008, date of start of the payment through the application of Referential Rate (RR) resulting the gross values of R$ 0,2098 for each common and preferred share. All shares will be negotiated ex-dividends, as of 07/04/2008, which gross value adjusted until the Ordinary Shareholders Meeting (04/04/2008) is R$ 0,2098.

2. Value of the Interest on Own Capital (IOC’s): Over the IOC’s declared of the year and imputed to the mandatory dividends of the fiscal year, it is charged the correspondent withholding income tax rate. The IOC’s values declared and deduced from the correspondent income tax. The values were adjusted by the CDI since the date of each filing and until 12/31/2007, and remunerated by the Referential Rate – RR, since 1/1/2008 until 4/15/2008, date of start of payment, as it follows (per class of share):

	Gross Value Declared		Gross Value Adjusted Until 04/15/2008		Net Value Adjusted Until 04/15/2008
Date of Filling (*)	CS	PS	CS	PS	CS	PS
12/17/2008	1,5478	1,5478	1,5559	1,5559	1,3225	1,3225

(*)	last day of negotiation with IOC

3. Taxation: Over the value described in items 1 and 2 of this Notice, there will be withholding income tax, in accordance with the tax laws in force, and specially Laws No. 9,245/95 and No. 9,249/95. The shareholders provenly exempts or immunes to the income tax, that until 4/9/2007 have provided the documents evidencing their tax situation, will receive the gross value per share as indicated in the items mentioned above.

4. Conditions of Payment: (a) The shareholders eligible to receive dividends and/or IOC’s, with current account at Banco do Brasil on the date of start of the payments (4/15/2007) will receive their payments through credit in their current account in such Bank, provided that, until 4/15/2007, they had expressed their option in that sense; (b) The other eligible shareholders duly identified shall request at a Banco do Brasil agency of their choice the issuance of the notice of payment to receive their payment at the cashier; (c) The shareholders with shares in custody in CBLC – Cia Brasileira de Liquidação e Custódia will have their payments executed through their brokerage firms.

5. Registry: The shareholders with irregular or outdated registries, in order to be able to receive the dividends and/or IOC’s, shall provide, in a Banco do Brasil agency of their choice, the following documents to regularize the registry: I.D., Individual Taxpayers’ Register (CPF) and evidence of residence, if natural person, or Companies National Taxpayer’s Register (CNPJ) and bylaws/articles of incorporation, with the respective evidence of legal representation, if legal entity. The shareholders represented by attorneys-in-fact/legal representative shall grant specific powers by public instrument, with expiration date and specifying the quantity and type of shares qualified to receive dividends and interest on own capital;

6. Rights: Shall have the right to receive (a) dividends, the shareholders holding common shares and preferred shares on 4/4/2008; and (b) interest on own capital, the shareholders holding common and/or preferred shares in accordance to the Notice to the Shareholders released to the public in the year of 2007 and indicated in the item 2 of the chart above.

Rio de Janeiro, April 4th, 2008

José Luis Magalhães Salazar

Investors Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Public Company

CNPJ/MF nº 02.558.134/0001-58

NIRE 33 3 0026253 9

NOTICE TO THE SHAREHOLDERS

Appropriation of Interest on Own Capital

We communicate the shareholders that the Company’s General Shareholders’ Meeting which was held on April 4th, 2008 has approved the proposal of book appropriation of Interest on Own Capital (“IOC”), throughout the fiscal year of 2008 based on the projected profits and on the variation of the TJLP (long term interest rate) on the Company’s Net Equity, on the approximated value of up to R$700,000,000.00 (seven hundred million reais), in accordance with the terms of the 9th article of the Brazilian Federal Law No. 9,249/95 as amended. The declarations of IOC’s will be implemented in the regularity, conditions and amounts to be determined by the Officers of the Company throughout the present exercise.

It has been clarified that the sum effectively credited to the shareholders will be imputed to the dividends that will be distributed referring to the fiscal year ended on December 31st, 2008 in accordance with the 7th paragraph of article 9 of the Brazilian Federal Law No. 9,249/95 as amended.

Rio de Janeiro, April 4th, 2008

José Luis Magalhães Salazar

Investors Relations Officer